PORTAGE BIOTECH INC.

THREE MONTHS ENDED JUNE 30, 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prepared as at August 27, 2018

Management Discussion and Analysis

The following discussion and analysis by management of the financial condition and financial results for Portage Biotech Inc. for the three months ended June 30, 2018 should be read in conjunction with the unaudited Consolidated Interim Financial Statements for the three months ended June 30, 2018 and audited consolidated financial statements for the year ended March 31, 2018 and annual report in form 20-F for the same period.

Forward looking statements

This document includes forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities laws. These forward-looking statements include, among others, statements with respect to our objectives, goals and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. We caution readers not to place undue reliance on these statements as a number of important factors, many of which are beyond our control, could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to; the applicability of patents and proprietary technology; possible patent litigation; approval of products in the Company’s pipeline; marketing of products; meeting projected drug development timelines and goals; product liability and insurance; dependence on strategic partnerships and licensees;  concentration of the Company’s revenue; substantial competition and rapid technological change in the pharmaceutical industry; the publication of negative results of clinical trials of the Company’s products; the ability to access capital; the ability to attract and retain key personnel; changes in government regulation or regulatory approval processes; dependence on contract research organizations; third party reimbursement; the success of the Company’s strategic investments; the achievement of development goals and time frames; the possibility of shareholder dilution; market price volatility of securities; and the existence of significant shareholders.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When reviewing our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Additional information about factors that may cause actual results to differ materially from expectations, and about material factors or assumptions applied in making forward-looking statements, may be found in the “Risk Factors” section under “Business Environment” and elsewhere in the following Management’s Discussion and Analysis of Operating Results and Financial Position for the three months ended June 30, 2018. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf; such statements speak only as of the date made. The forward-looking statements included herein are expressly qualified in their entirety by this cautionary language.

In this report the words “us”, “we”, “our”, “the Company”, and “Portage” have the same meaning unless otherwise stated and refer to Portage Biotech Inc. and its subsidiaries.

Nature of Operation and overview

Portage Biotech Inc. (“the Company”) was operating as an Ontario, Canada incorporated company, Bontan Corporation Inc. (“Bontan”) until July 5, 2013. On July 5, 2013, the Company changed its name to the current name and moved its jurisdiction to the British Virgin Islands ( BVI)  under a certificate of Continuance issued by the Registrar of Corporate Affairs of BVI.

The Company now continues as a BVI incorporated company with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI. Its Toronto agent is located at 47 Avenue Road, Suite 200, Toronto, Ontario, M5R 2G3, Canada.

The Company continues to be a reporting issuer with the Ontario Securities Commission and the US Securities and Exchange Commission and its shares trade on the OTC Markets under the trading symbol “PTGEF,” effective August 23, 2013. Prior to this date, it was trading as Bontan Corporation Inc. under the trading symbol “BNTNF”. Effective October 28, 2013, the Company’s shares are also listed for trading in US currency on the Canadian Securities Exchange under the symbol “PBT.U”.

Portage develops pharmaceutical and biotech products through to clinical “proof of concept” focussing on unmet clinical needs. Following proof of concept, Portage will look to sell or license the products to large pharmaceutical companies for further development through to commercialization. Portage seeks products and co-development partners in cancer, infectious disease, neurology and psychiatry with novel targeted therapies, or reformulations that can be patented.

Portage will work with a wide range of partners, in all phases of development. The collaboration may include direct funding or investing human capital/sweat equity from our extensive pool of talented scientists and physicians to value-add by mitigating risks, clinical trial design and regulatory expertise.

Summary of our portfolio companies including our subsidiaries is provided below:

Portage pharmaceuticals Ltd ( PPL)

On June 4, 2013, following the acquisition of Portage Pharma Ltd, the Company’s wholly owned subsidiary, Portage Acquisition Inc. and Portage Pharma Ltd amalgamated. The amalgamated company was named Portage Pharma Limited and was incorporated in the BVI.

PPL focuses on discovering and developing innovative cell permeable peptide (CPP) therapies to normalize gene expression, restore protein function, and improve medical outcomes. Its core technology involves delivering biologically active “cargo” to intracellular and intranuclear targets to normalize cell and tissue function, improve the immunogenicity of vaccines and enable better treatment of intracellular pathogens.

PPL tested a number of different cell penetrating peptides (CPPs)CPPs and found one that they derived from human genes that was superior to the others tested including the Antennapedia fruit fly-derived CPP PPL previously licensed from Trojantec and Imperial College in London. PPL selected this human-¬‐based CPP to be the basis of their CellPorter® platform. PPL strategy was and still is exploring the ways it can be used therapeutically. The CPP platform is protected until 2034 by international patent filings for its proprietary human-derived cell penetrating peptide structures without any therapeutic restrictions.

In July 2014, PPL successfully validated CellPorter®, a new proprietary cell permeable peptide platform technology derived from human proteins. CellPorter® has been shown to efficiently deliver an active pharmacological agent or cargo into cells without disrupting the cell membrane.  In a collaboration with the Pirbright Institute (UK), a CellPorter® conjugated CD8 T-cell antigenic epitope derived from mycobacterium tuberculosis was demonstrated to provoke a specific CD8 T-cell immune response in Balb/c mice suggesting possible application of this technology for vaccines.

PPL pursued other collaborations to bring world-class subject area expertise to some of their research questions. PPL collaborated with scientists at Yale to evaluate its cell penetrating properties, with scientists at the National Eye Institute to evaluate its penetration into eye tissues when given as eye drops, and with a scientist at the University of Michigan to investigate blood brain barrier penetration.

Through these collaborations PPL management learned that CellPorter® enhances immune reactions to vaccines, did get inside eye tissues, and did penetrate the blood brain barrier. PPL also conducted its own studies that demonstrated CellPorter® can be used to dose peptides systemically by inhalation, and has ongoing work using CellPorter® to deliver peptide cargos that regulate gene function in cancer and other diseases.

Over the last two years PPL developed PPL‐003 ophthalmic solution, a topical eye drop intended to treat dry eye disease, uveitis, and other inflammatory eye diseases.  After completing animal efficacy studies in models of these diseases and developing a commercializable formulation, PPL put together a non-clinical and clinical development plan for PPL-003 ophthalmic solution and held a pre-IND meeting with FDA on September 15, 2017. After this very successful meeting, PPL-003 ophthalmic solution now has a clear path to Phase I and Phase II studies in healthy volunteers and patients with dry eye disease.

PPL also continues to advance early stage programs aimed at cancers with high medical need.  Positive laboratory data in these programs has further validated the CellPorter® platform.  The most advanced program is investigating the peptide’s pharmacodynamics in a mouse tumor model.

During the three months ended June 30, 2018, key activity consisted of filing of new patents and updating the existing patents. There are twelve patents being filed in various countries to date.

Portage Glasgow Ltd. (PGL)

On January 31, 2018, PPL, formed a new joint venture company, Portage Glasgow Limited (“PGL”), incorporated in Scotland, to develop more effectively-targeted drugs to treat chronic conditions including cancer.

PPL acquired 65% equity in PGL. The CEO of PPL, Dr. Frank Marcoux is the CEO of PGL and the chairman of the Board of Directors PGL, which currently consists of two persons.

The University of Glasgow is providing therapeutic peptides developed through the research of Prof. George Baillie and access to a therapeutic peptide discovery platform.

PGL  will focus on the commercialisation of new therapies aimed at disrupting protein-protein interactions (PPI) in disease pathways which give therapeutic benefit. Candidate peptides and PPI targets have already been identified from existing research at the University.

Till the date of this report, PGL management has been working on its development plans and budget.

EYGEN Ltd (EyGen)

EyGen was incorporated on September 20, 2016 under the laws of the British Virgin Islands.

Since the final preclinical and clinical development of PPL-003 would be substantially more capital intensive than prior work on the CellPorter® platform, Portage management decided to spin out its lead asset with the aim of independently financing PPL-003 and building a company in ophthalmology while retaining an interest in the company. EyGen was therefore created as a new ophthalmic company focused on developing preclinical ophthalmology assets through proof of concept. In addition to a license for PPL-003 in ophthalmic indications, EyGen will also have an exclusive license for the use of the CellPorter® technology for other ophthalmic drugs.

EyGen’s lead asset is PPL-003, a potent anti-inflammatory created by PPL and being developed for topical ophthalmic delivery in patients with ocular surface and anterior segment diseases. PPL-003 has demonstrated steroid-like efficacy in animal disease models without steroid-like side effects.

EyGen has put together a seasoned management team with both business and drug development expertise in this area and will develop PPL-003 ophthalmic solution for dry eye disease before exploring other ocular inflammatory diseases.  EyGen  will be  seeking financing of approximately $10 million to reach the end of a Phase II trial in dry eye disease to confirm its target profile of corticosteroid-like efficacy without the adverse effects of steroids such as increased intraocular pressure (glaucoma).

Stimunity S.A.S.

On February 28, 2018, the Company made an initial investment of €500,850 ($680,662) by subscribing to 3,780 new Class A shares at a price of €132.50 per share of Stimunity SAS (“Stimunity”), a Paris based immune-oncology company.  The investment gave Portage 27% equity in Stimunity.

Stimunity is an early-stage research and development company focused on the development of STING agonists in cancer. The technology, licensed from Institut Curie, Inserm, and the University of Oxford, is based on a unique biologic approach which encapsulates endogenous STING-activating molecules in a Virus-Like Particle (VLP). These VLPs will fuse with immune cells and induce a potent T-cell response against tumor cells that are poorly immunogenic. The lead program is now at the early phase of preclinical validation. Stimunity’s seed round will help the company complete its preclinical package and advance the manufacturing process used to create its virus-like particles to pharmaceutical grade.

Sentien Biotechnologies, Inc. (Sentien)

Portage invested $700,000 in Sentien in August 2015 to acquire 210,210 series A preferred stock, which is fully convertible into equal number of Sentien’s common shares, currently representing approximately 5.06% of Sentien’s equity.

Sentien is a privately-owned, clinical-stage company pioneering new approaches to cell therapy. Sentien’s technology harnesses the power of cell therapy with innovative drug delivery systems to treat a wide range of systemic inflammatory diseases. Sentien’s lead product, SBI-101, is designed to allow for controlled, sustained delivery of mesenchymal stromal cell (MSC) secreted factors. This approach immobilizes the MSCs in an extracorporeal device, allowing for doses of therapeutic factors that are unattainable by direct injection.

SBI-101 is the first product application of Sentien’s platform blood-conditioning technology that has the potential to restore balance to the immune system after acute vital organ injury, such as acute kidney injury.

Sentien raised $15 million up to January 2018 and commenced its Phase 1/2 clinical trial in June 2017 of its lead product SBI-101, a cell-containing dialysis device for the treatment of Acute Kidney Injury and have so far enrolled seven patients, passing the mid-point of the low dose cohort enrolment. The data safety monitoring board concluded that there were no safety issues and recommended continuation of enrolment. In February 2018, Sentien had a pre-IND meeting with the FDA to use SBI-101 for another indication - proposed acute liver failure. Sentien plans to file another IND in the second half of 2018.

Portage Services Ltd (PSL)

PSL is a wholly owned subsidiary, incorporated in Ontario, Canada under the name 1843343 Ontario Inc. which changed its name to the present name on July 11, 2013. PSL acts as a local agent for the Company under requirements of the Ontario Securities Commission. PSL maintains an office in Toronto, Canada and administers the corporate, financials and regulatory matters of Portage and its direct and indirect subsidiaries and investments.

We have developed a comprehensive website - www.portagebiotech.com which provide information on our people, activities and other corporate details. The information on this company website is not incorporated into this report and should not be relied upon for any investment decision in Portage shares. Investors in the Portage shares and potential investors in Portage should only rely on the information that the company has filed with the United States SEC or the CSE, that is intended to be information for investors.

Major event since June 30, 2018

Portage announced on August 14, 2018  that, subject to regulatory and shareholder consent, it has reached a definitive agreement to acquire 100% of SalvaRx Limited (the "Transaction"). The vendors are SalvaRx Group plc (SALV:LSE), (94.2%), James Mellon (2.9%) and Gregory Bailey (2.9%) (collectively, the "Vendors"). Under the terms of a Sale and Purchase Agreement dated August 13, 2018, the Company has agreed to issue 805,070,067 common shares (the "Consideration Shares") at a deemed price of approximately US$0.089 per share to the Vendors for an aggregate acquisition cost of US$ 71.70 Million. Immediately after closing, SalvaRx Group plc will distribute approximately 87% of the Consideration Shares to its shareholders by way of a dividend in kind.

The Transaction constitutes a reverse takeover under Canadian securities legislation as the number of shares to be issued exceeds 100% of the current issued and outstanding capital of the Company. As the Vendors are all related parties of the Company, the Transaction is subject to the requirements of Multilateral Instrument 61-101 Protection of Minority Shareholders in Special Transactions ("MI 61-101") As a consequence, the Transaction requires minority shareholder approval. The Transaction also represents a fundamental change under CSE Policy 8 and, as such, trading in the common shares of Portage, which was halted on CSE and OTC at Portage’s request effective August 13, 2018  will remain halted pending CSE review and approval of the resulting issuer.

Although the Transaction is exempt from the formal valuation requirements of MI 61-101 pursuant to section 5.5(a) (Issuer not Listed on Specified Markets), Steven Mintz, the sole independent director of Portage, has been able to review a 3rd party valuation (the "Valuation") of SalvaRx Limited, which was commissioned by the Company and SalvaRx Group plc to assist him in his review. The Valuation, prepared by PharmaVentures Ltd. of Oxford, dated July 23, 2018, provided Mr. Mintz with, amongst other things, a discussion of various methodologies to value SalvaRx Limited as well as a range of possible values. Mr. Mintz also undertook a series of other independent investigations to ensure that the Transaction would be fair to minority shareholders of Portage.

Summary of Results

The following table summarizes financial information for the quarter ended June 30, 2018 and the preceding eight quarters: (All amounts in ‘000 US$ except net loss per share, which are actual amounts)

Quarter ended	June 30, 2018	March 31, 2018	Dec 31, 2017	Sept 30, 2017	June 30, 2017	March 31, 2017	Dec. 31, 2016	Sept. 30, 2016	June 30, 2016
	in 000'$	in 000'$	in 000'$	in 000'$	in 000'$	in 000'$	in 000'$	in 000'$	in 000'$
Net loss - attributable to the owners of the Company	219	124,766	(351)	(341)	(333)	(8,779)	(6,073)	33,861	(2,710)
Working capital	7,378	7,378	171,097	237,128	158,919	59,027	167	442	7,460
Shareholders’ equity	9,436	9,436	171,597	237,642	159,435	59,594	39,640	45,647	11,691
Net profit (loss) per shares - basic and diluted	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.06)	(0.03)	(0.13)	(0.01)

Number of common shares, options

These are as follows:

As at,	June 30, 2018 and August 27, 2018
Shares issued and outstanding	280,719,920
Options granted but not yet exercised (a)	1,846,168

(a)

Options are exercisable into equal number of common shares at an average exercise price of US$0.15 and have a weighted average remaining contractual life of approximately 3.38 years as at June 30, 2018.

Business environment

Risk factors

Please refer to the Annual Report in the form F-20 for the fiscal 2017 for detailed information as the economic and industry factors that are substantially unchanged.

Business plan

Portage is in the business of licensing, researching and developing potential drug candidates. The Company would like to assemble a portfolio of products: diversified as to their stage of development and pathology. Then inexpensively take them through to phase 2b clinical trial often called proof of concept (“POC”).

Upon a successful POC we will monetize the products through sale or license to big Pharma.

We are seeking discovery and co-development partners in areas such as cancer, infectious disease, neurology and psychiatry developing novel targeted therapies, stem cell therapy and even older marketed products that have been found to have novel patentable characteristics that bring new value to patients.

The goal is to grow Portage by carefully selecting compelling products to license, acquire or position as a joint venture. The product portfolio will be carefully selected to be at various stages in drug development but with an overriding characteristic of being attractive to large pharmaceutical companies. Portage has a strong team with extensive experience in drug development that will be leveraged to source the aforementioned products, to undertake the due diligence and guide them through drug development to monetization. Furthermore, the team’s track record of drug development success will be utilized to gain equity in lieu of cash in third party products.

Portage seeks products & co-development partners in cancer, infectious disease, neurology and psychiatry with novel targeted therapies, or reformulations that can be patented.

Portage will work with a wide range of partners, in all phases of development. The collaboration may include direct funding or investing human capital/sweat equity from our extensive pool of talented scientists and physicians to value-add by mitigating risks, clinical trial design and regulatory expertise.

We have recently reached a definitive agreement to acquire SalvaRx Limited, subject to shareholders and regulatory approval as explained elsewhere int his report. The acquisition of SalvaRx Limited represents the next evolution of Portage as we acquire interest in 10 products in the exciting area of immuno-oncology led by a top class team. Portage is now poised to advance several products to clinical proof of concept

Development plans for our operating subsidiaries are detailed under “Nature of operations and overview “section of this report.

Results of operations

Three months ended June 30,	2018	2017
	In 000’ $	In 000’ $
Income	-	-
Expenses	(241)	(333)
Interest earned on convertible loan note	22	-
Net loss for period, attributable to
Portage shareholders	(219)	(333)
Retained earnings (Deficit) at end of period	14,648	14,648

Expenses

The overall analysis of the expenses is as follows:

Three months ended June 30,	2018 In 000’$	2017 In 000’$
Research and development	61	146
Consulting fee & payroll	81	114
Professional fees	13	37
Share of losses in associate	69	-
Operating expenses	17	36
	241	333

Research and development costs

These costs comprised the following:

Three months ended June 30,	2018 In 000’$	2017 In 000’ $
Legal regarding Patents registration	13	21
Consultants - scientists and researchers	48	103
Other outside services - lab testing, peptide handling etc.	-	22
	61	146

Three months ended June 30, 2018

During the three months ended June 30, 2018 no new research work was conducted at PPL or EyGen. Management of these subsidiaries was mainly involved in analyzing the results to date and working on new patents registration. Significant decline in consulting costs was due to resignation of Dr. Littman as CEO of PPL and EyGen and Dr. Marcoux taking over that role in addition to his role as CSO.

Three months ended June 30, 2017

Three consultants - CEO, CSO and another consultant - charged fee totaling to approximately $80,000. Main activities during the quarter included development of a drug formulation for PPL-003 Ophthalmic solution that will be used for IND enabling non- clinical studies, preparation of pre-IND meeting briefing document and other pre-clinical studies.

Further details are provided under “nature of operations and overview “section of this report.

Consulting fees and payroll

Consulting fees include cash fee and vested options as explained in note 15 to the unaudited consolidated financials for the three months ended June 30, 2018. During this period, no new options or shares were granted. Cash fee included fee charged by the CFO of $45,000 and $21,165 charged by an independent valuer retained in connection with the proposed acquisition of SalvarX Limited, representing 50% of their charges, being Portage’s share of the cost.

Cash fee of $51,000 for the three months ended June 30, 2017 includes fee of $45,000 charged by the CFO. Vested options were granted in the previous fiscal year and included directors and other consultants.

Professional fees

Professional fee for the three  months ended June 30, 2018 included accrual for fiscal 2018 audit fee of $10,000 and balance $3,000 includes legal fee relating to general corporate matters and review of certain licensing agreement.

Professional fee for the three months ended June 30, 2017 included accrual for audit fee of $10,000 and balance of $27,335 consisted of legal fees. PPL incurred legal fees of $16,296 on due diligence of potential partnership candidate and balance of the fee was incurred by Portage parent on various corporate matters referred to US and Canadian securities lawyers.

Share of losses in associate

In February 2018, the Company acquired 27% equity interest in a French entity, Stimunity SAS. The investment is accounted for on an equity basis since Portage does have a significant influence due to its holding and also its representation on the board of directors of Stimunity but not control since the management and majority of the board of directors vest in the hands of the other shareholders.

Equity accounting requires the Company to ascertain and account for its share of the net profit or loss of Stimunity for the three months ended June 30, 2018.Stimunity reported a net loss of €232,000 for the period. Portage accounted for 27% of this loss, being €62,640 ($68,860) and reduce it from the carrying value of the investment.

Other operating costs

Other operating costs include Toronto office costs, transfer agent costs, press releases, directors and officers liability insurance premium and web site related costs. Costs for the three months ended June 30, 2018 included rent for the Toronto office of $3,198 and regulatory filing fees of $ 3,008. Significant decline from the previous period cost was due to absence of any press release costs and shareholders meeting costs

Increase in costs in the three months ended June 30, 2017 compared to June 30, 2016 was mainly attributed to increased press release costs by approximately $ 4,000 and shareholders meeting costs of approximately $ 4,000.

Interest income

Interest was accrued for the three months at 7% p.a. on $950,000 convertible note issued by IOX on March 7, 2018.

Liquidity and capital resources

Working Capital

As at June 30, 2018, the Company had a net working capital of approximately $9.7 million compared to a working capital of approximately $ 9.9 million as at March 31, 2018.  Net funds used for operating activities were approximately $0.2 million for the same period.

As at June 30, 2017, the Company had a net working capital of approximately $159 million due mainly  to increase in the value of 6,341,500 Biohaven shares held as investment available for sale from $9.29 per share as at March 31, 2017 to $25 per share as at June 30, 2017, while net funds used for operating activities were approximately $247,000 for the same period.

Cash on hand as at June 30, 2018 was approximately $7.3 million compared to $ 7.5 million as at March 31, 2018.

Operating cash flow

During the three months ended June 30, 2018, operating activities required a net cash outflow of approximately $185,000 compared to $247,000 for the prior period. The cash outflow primarily included consulting fees and research and development costs which were met from the existing cash.

During the three months ended June 30, 2017, operating activities required a net cash outflow of approximately $247,000 compared to $3.1 million for the same period in 2016. The cash outflow primarily included research and development costs which were met from additional cash raised through proceeds from exercise of options and debt financing by PPL through issuance of additional loan notes. Significant difference in operating cash out flow was due to non consolidation of Biohaven during the three months ended June 30, 2017.

The Company is required to support further research and development at its subsidiaries -PPL and EyGen are looking for partner for further development of its PPL-003 as explained elsewhere in this report.

The Company has not yet determined whether costs incurred and to be incurred are economically recoverable. The Company's continuing operations are dependent upon any one of:

1.

The existence of economically recoverable medical solutions;

2.

Expansion of its product portfolio, which Portage will be achieving through acquisition of SalvaRx Limited as explained earlier.

3.

the ability of the Company to obtain the necessary financing to continue and complete the research work on various products in its portfolio; or

4.

future profitable production from, or proceeds from the disposition of intellectual property.

Although there are no assurances that management's plan will be realized, management believes the Company will be able to secure the necessary financing to continue operations into the future

Investing cash flows

There was no investing activity during the three months ended June 30, 2018 and 2017.

Financing cash flows

There were no new financing activities during the three months ended June 30, 2018.

During the three months ended June 30, 2017, Portage parent received $485,938 from exercise of options by a director. PPL raised additional $25,000 by issuance of loan notes carrying 7% interest coupon and warrants convertible into common shares of PPL. Note 7 to the unaudited consolidated financials for the three months ended June 30, 2017 provides further details on these loans.

Key contractual obligations

Details of contractual obligations, commitments and contingent liabilities are provided in note 14 to the unaudited consolidated financials for the three months ended June 30, 2018.

Off balance sheet arrangements

At June 30, 2018 and 2017, the Company did not have any off-balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

Transactions with related parties

There were no significant related party transactions.  Related party transactions are detailed in note 16 to the unaudited consolidated financials for the three months to June 30, 2018.

Financial and derivative Instruments

The Company’s financial instruments recognized in the balance sheet consist of the following:

	As at June 30, 2018		As at March 31, 2018
	Carrying value	Fair value	Carrying value	Fair value
	in 000'$	in 000'$	in 000'$	in 000'$
Financial assets
Cash (level 1)	7,335	7,335	7,520	7,520
Prepaid expenses and other receivable (level 2)	117	117	100	100
Investments, investment in associate and convertible loan note receivable (level 3)	2,331	2,262	2,331	2,331
Investment, available for sale (level 3)	19	79	19	52

Financial liabilities
Accounts payable and accrued liabilities (level 2)	97	97	127	127
Unsecured notes payable (Level 2)	250	235	250	250
Warrant liability (Level 3)	24	24	24	24

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:

a)

Fair value of financial instruments

The Company’s financial assets and liabilities are comprised of cash, receivable and investments in equities and private entities, accounts payable and accrued liabilities, warrant liability and unsecured notes payable.

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•

Level 1 - Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•

Level 2 - Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•

Level 3 - Values are based on prices or valuation techniques that are not based on observable market data. Investment is classified as level 3 financial instrument.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

The Company’s financial instruments are exposed to certain financial risks: credit risk and liquidity risk.

b)

Credit risk

Credit risk is the risk of loss associated with a counter-party’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value amount carried on the statement of financial position.

a.

Cash- Cash is held with major international financial institutions in Canada and therefore the risk of loss is minimal.

b.

Other receivable - The Company is exposed to credit risk attributable to customers since a significant portion of this amount represents the amount agreed on a settlement of a claim by PPL (Note 4) payable over the next six years. The debtor has so far been diligent in paying the amounts on due dates and PPL management will be monitoring the account on a regular basis.

c)

Liquidity risk - Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company holds sufficient cash to satisfy obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to take care of its operating needs and needs for investing in new projects. The Company believes that it has sufficient funding to finance the committed drug development work apart from meeting its operational needs for the foreseeable future.

However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company.

Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Significant areas where estimation uncertainty and critical judgments are applied include valuation of financial instruments, valuation of property, plant and equipment, impairment losses, depletion and depreciation, and measurement of stock based compensation.

Future accounting pronouncements

Standards issued but not yet effective up to the date of issuance of the Company’s consolidated interim financial statements are listed in Note 3 to the unaudited consolidated interim financial statements for the three months ended June 30, 2018. This listing is of standards and interpretations issued which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

Internal controls over financial reporting

Our Chief Executive Officer and our Chief Financial Officer (“the Management”) are primarily responsible in establishing and maintaining controls and procedures concerning disclosure of material information and their timely reporting in consultation and under direct supervision of the audit committee which comprises three independent directors. We have also instituted controls involving dual signatures and approval processes. We plan to introduce more rigorous controls as our activities expand. However, given the size and nature of our current operations and the involvement of independent directors, significantly reduces the risk factors associated with the inadequate segregation of duties.

The Management has instituted a system of disclosure controls for the Company to ensure proper and complete disclosure of material information. The limited number of consultants and direct involvement of the Management facilitates access to real time information about developments in the business for drafting disclosure documents. All documents are circulated to the board of directors and audit committee according to the disclosure time-lines.

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission and can be viewed at www.edgar.com.